UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-31799

ROUGE RESOURCES INC.
(Translation of Registrant’s Name into English)

#203-409 Granville St, Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
Form 20-F [X]     Form 40-F [  ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]
Yes [  ]     No [X]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]
Yes [  ]     No [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]
Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for three months ended April 30, 2015

99.2	Management Discussion and Analysis for three months ended April 30, 2015

99.3	Form 52-109FV1 - Certification of Interim Filings - CEO

99.4	Form 52-109FV1 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the Company by the undersigned, thereunto duly authorized.

Rouge Resources Ltd.

Dated: June 29, 2015	By:	/s/ Linda Smith

Linda Smith
	Title:	Chief Executive Officer